UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

              (Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended: December 31, 2006

Commission file number: 001-09764

          A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated
Retirement Savings Plan

          B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated
1101 Pennsylvania Avenue, NW
Washington, DC 20004

HARMAN INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Harman International Industries, Incorporated
     Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

Los Angeles, California
June 27, 2007

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005
	2006	2005
Assets:
Investments, at fair value:
Money market fund	$454,483	350,506
Mutual funds	157,539,655	124,434,308
Collective trusts	66,595,934	61,155,588
Common stock	56,794,767	63,273,490
Total investments	281,384,839	249,213,892
Contributions receivable:
Participant	436,285	600,411
Employer	6,434,712	5,870,315
Total contributions receivable	6,870,997	6,470,726
Cash	77,309	72,843
Net assets available for plan benefits at fair value	288,333,145	255,757,461
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	74,424	150,971
Net assets available for plan benefits	$288,407,569	255,908,432
See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2006 and 2005
	2006	2005
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$12,131,879	(19,318,879)
Interest and dividends	12,819,070	6,634,501
Total investment income (loss)	24,950,949	(12,684,378)
Contributions:
Employer	13,718,502	12,122,228
Participant	12,720,937	10,990,504
Rollovers	788,721	803,128
Total contributions	27,228,160	23,915,860
Transfer in from plan merger	—	660,557
Total additions	52,179,109	11,892,039
Deductions from net assets attributed to:
Benefit payments	19,643,767	18,834,172
Administrative expenses	36,205	60,433
Total deductions	19,679,972	18,894,605
Net increase (decrease)	32,499,137	(7,002,566)
Net assets available for Plan benefits:
Beginning of year	255,908,432	262,910,998
End of year	$288,407,569	255,908,432
See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Harman International Industries, Incorporated (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution savings and profit-sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants in the Plan may contribute on a tax-deferred basis from 1% to 50% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following receipt of notice to the Plan Administrator. The Company has made annual basic contributions equal to 3% of the compensation paid to all eligible participants, and a matching contribution equal to 50% of the eligible participant’s tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit-sharing contributions to the Plan in an amount determined by the Company’s board of directors. For the years ended December 31, 2006 and 2005, the Board of Directors approved a profit-sharing contribution of 2.5% of each eligible participant’s compensation.

(c)	Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit-sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s tax-deferred contribution percentage.

(d)	Vesting

Participants are 100% vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in profit-sharing and matching contributions at the rate of 25% per year after the completion of two years of service, or 100% after reaching age 65, death, or disability.

(e)	Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam S&P 500 Index Fund, the Putnam Money Market Fund, and 13 mutual funds.

(f)	Benefits

On separation from service or termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(g)	Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce employer match contributions and pay expenses of the Plan.  During 2006 and 2005, employer contributions were reduced by $271,103 and $313,867, respectively, and $35,000 and $59,736 were used to pay expenses of the Plan from forfeited nonvested accounts.  At December 31, 2006 and 2005, forfeited nonvested accounts totaled $454,483 and 350,506, respectively.

Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60-consecutive-month period of separation.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been presented on an accrual basis and present the net assets available for Plan benefits as of December 31, 2006 and 2005, and changes in those net assets for the years then ended. Certain reclassifications have been made to the fiscal year 2005 financial data to conform with the current year presentation.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. The S&P 500 Index Fund, a collective trust, is valued by the issuer based on quoted prices of the underlying securities, if available.

The Putnam Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products with similar characteristics. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit- Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the Putnam Stable Value Fund. The Plan adopted the FSP retroactively to the December 31, 2005 statement of net assets available for plan benefits. The statement of net assets available for plan benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for plan benefits and the additions and deductions in the statements of changes in net assets available for plan benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by Harman International Industries, Incorporated, the Sponsor.

(f)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, and collective trusts. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(g)	Concentration of Credit Risk

Investment in the common stock of Harman International Industries, Incorporated comprises approximately 20% and 25% of the Plan’s investments as of December 31, 2006 and 2005, respectively.

(3)	Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

Description	2006	2005
Putnam Stable Value Fund	$58,380,923	54,729,925
Harman International Industries, Incorporated common stock	56,794,767	63,273,490
Putnam Voyager Fund	29,279,405	29,371,309
The Putnam Fund for Growth and Income	27,732,356	25,012,998
Putnam International Equity Fund	15,035,032	8,440,071*
Lord Abbett Small Cap Value Fund	14,805,505	11,471,600*
All other investments less than 5%	79,356,851	56,914,499
	$281,384,839	249,213,892
* Less than 5%, included for comparative purposes.

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds	$8,279,498	3,648,343
Common stock	2,806,833	(23,267,612)
Collective trusts	1,045,548	300,390
Net appreciation (depreciation) in fair value of investments	$12,131,879	(19,318,879)

(4)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Mercer Trust Company. Mercer Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Expenses paid by the Plan to the Trustee for the years ended December 31, 2006 and 2005 were not significant.

(5)	Plan Merger

Effective June 1, 2005, the board of directors of the Company approved a resolution to merge the QNX Software Systems 401(k) Plan into the Plan. The accompanying 2005 statement of changes in net assets available for Plan benefits reflects the transfer in of net assets of this merged plan in the amount of $660,557.

        HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
     RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer profit-sharing and matching contributions.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2006 is presented below.

Net assets available for plan benefits reported in the financial statements	$288,407,569

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(74,424)
Net assets available for plan benefits reported on Form 5500	$288,333,145

Reconciliation of total investment income reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2006 is presented below.

Total investment income reported in the financial statements	$24,950,949
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(74,424)
Total investment income reported on Form 5500	$24,876,525

		Schedule 1
HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006
Identity of issuer,	Description of investment, including maturity date,	Current
borrower, or similar party	rate of interest, par, or maturity value	value
Putnam Management Company, Inc.*	Money Market Fund (454,483 shares)	$454,483
	Mutual funds:
Putnam Management Company, Inc.*	AIM Small Cap Growth Fund (353,753 shares)	10,340,193
Putnam Management Company, Inc.*	American Europacific Growth Fund (267,763 shares)	12,467,048
Putnam Management Company, Inc.*	Lord Abbett Small Cap Value Fund (498,838 shares)	14,805,505
Putnam Management Company, Inc.*	Pimco Total Return Fund (707,558 shares)	7,344,449
Putnam Management Company, Inc.*	T. Rowe Price Blue Chip Growth Fund (139,970 shares)	5,001,123
Putnam Management Company, Inc.*	Vanguard Windsor II Fund (249,963 shares)	8,686,199
Putnam Management Company, Inc.*	The George Putnam Fund of Boston (574,289 shares)	10,388,889
Putnam Management Company, Inc.*	The Putnam Fund for Growth and Income (1,383,850 shares)	27,732,356
Putnam Management Company, Inc.*	Putnam Voyager Fund (1,545,903 shares)	29,279,405
Putnam Management Company, Inc.*	Putnam Asset Allocation Growth Portfolio (629,614 shares)	8,984,586
Putnam Management Company, Inc.*	Putnam Asset Allocation Balanced Portfolio (428,516 shares)	5,305,033
Putnam Management Company, Inc.*	Putnam Asset Allocation Conservative Portfolio (222,319 shares)	2,169,837
Putnam Management Company, Inc.*	Putnam International Equity Fund (476,697 shares)	15,035,032
	Collective trusts:
Putnam Management Company, Inc.*	Putnam S & P 500 Index Fund (221,012 shares)	8,215,011
Putnam Management Company, Inc.*	Putnam Stable Value Fund – invested in contracts with various
	companies, with various maturity dates and interest rates
	ranging from 3.68% to 6.23% (58,455,347 units)	58,380,923
Harman International Industries,
Incorporated*	Common stock (568,459 shares)	56,794,767
		$281,384,839
* Party-in-interest investment.
See accompanying report of independent registered public accounting firm.

SIGNATURES

             The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 28, 2007	By: /s/ Sandra S. Buchanan

Sandra S. Buchanan Vice-President Compensation & Benefits